UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number 0-99

    PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

              MEXICAN PETROLEUM

(Translation of registrant’s name into English)

                  United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329 Colonia Petróleos Mexicanos México, D.F. 11311 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐  No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

July 29, 2011

Financial Results of Petróleos Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of June 30, 2011

Introductory Note

PEMEX is providing this report to publish its preliminary financial and operational results for the second quarter of 2011. PEMEX encourages the reader to analyze this report together with the information provided in the Annexes hereto and the transcript of PEMEX’s conference call announcing its second quarter results.1 All comparisons are made against the same period of the previous year unless otherwise specified.

Second Quarter (Apr.-Jun.)	2010	2011	Variation	2011	Highlights
	(Ps. Billion)			(U.S.$ Billion)

Total Sales	313.6	393.3	25.4%	33.2	è Increases in sales due to higher crude oil prices and a stable production platform.

Gross Income	163.8	209.4	27.8%	17.7	è Lower expenses in proportion to revenues from sales and services.

Operating Income	140.2	184.6	31.7%	15.6	è A decrease in the net cost of employee benefits due to hypothesis adjustments in the actuarial calculation.

Income before Taxes and Duties	134.0	229.7	71.4%	19.4	è An increase in other revenues due to a higher amount of IEPS[2] credit.

Taxes and Duties	154.1	220.6	43.1%	18.6	è An increase in the Ordinary Hydrocarbons Duty recorded during the quarter.

Net Income	(20.1)	9.1	145.3%	0.8	è Net income increased by Ps. 29,205 million.

Uses and Sources as of June 30, 2011

(Ps. MM)

*	Before taxes.
**	Excludes Financed Public Works Contract Program.
***	Includes change of cash effect of Ps. 1,087.0 million.

[1] This call is to take place on July 29, 2011. Annexes, transcripts and relevant documents of this call can be found at www.ri.pemex.com.

[2] IEPS means Impuesto Especial sobre Producción y Servicio (Special Tax on Production and Services).

PEMEX

Operating Results

PEMEX

Main Statistics of Production

	Second quarter (Apr.-Jun.)
	2010	2011	Change
Upstream
Total hydrocarbons (Mboed)	3,798	3,729	-1.8%	(69)
Liquid hydrocarbons (Mbd)	2,625	2,609	-0.6%	(15)
Crude oil (Mbd)	2,578	2,558	-0.8%	(20)
Condensates (Mbd)	47	52	9.6%	5
Natural gas (MMcfd)(1)	6,937	6,704	-3.4%	(233)
Downstream
Dry gas from plants (MMcfd)(2)	3,643	3,703	1.6%	60
Natural gas liquids (Mbd)	390	402	3.0%	12
Petroleum Products (Mbd)(3)	1,418	1,319	-7.0%	(99)
Petrochemical Products (Mt)	1,607	1,475	-8.2%	(131)

(1) Includes nitrogen.

(2) Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.

(3) Includes LPG from Pemex-Gas and Basic Petrochemicals; Pemex-Exploration and Production and Pemex-Refining.

Upstream

Crude Oil Production

Crude oil production remained relatively stable, the variation was driven by:

•     a temporary shut-down of operations at Nitrogen Company of Cantarell (CNC by its Spanish acronym). The company supplies nitrogen to be injected at different oil fields in the Northeastern Marine Region, in order to maintain pressure and optimize the hydrocarbons recovery factor and production;

•     maintenance in the Ku-Maloob-Zaap Asset; and

•     a natural decline in production in the Southern Region fields, largely in Jujo-Tecominoacán and in the Northeastern Marine Region, mainly Cantarell.

Extra-light crude oil production increased by 8.2%, as a result of the completion and repairs of wells in the Delta del Grijalva Project in the Samaria-Luna Asset.

Crude Oil Production

(Mbd)

2Q11

PEMEX Results Report as of June 30, 2011	2 / 21

PEMEX

Project Diversification	By diversifying its project portfolio, PEMEX has been able to reduce its production dependence on Cantarell, achieve important growth from other fields, and stabilize production.
Main Crude Oil Production Assets

Similary, measures taken to mitigate Cantarell’s natural decline have continued to prove effective.

PEMEX Results Report as of June 30, 2011	3 / 21

PEMEX

Natural Gas Production

Total natural gas production decreased by 6.2%,[3] primarily as a result of:

•     a decrease in non-associated gas production, due to the natural decline in production of fields in the Veracruz Asset, and a decrease in production of the Burgos Projects resulting from reduced drilling activities; and

•     a decrease in associated gas production, due to the natural decline in production of fields in the Southern Region and in the Northeastern Marine Region (Cantarell). This decrease was partially offset by an increase in production in the Litoral de Tabasco Asset of the Southwestern Marine Region.

Natural Gas Production (MMcfd)

2Q11

[3]	Does not include nitrogen.

PEMEX Results Report as of June 30, 2011	4 / 21

PEMEX

Gas Flaring

Gas flaring decreased by 17.5%, primarily due to:

•     the installation of additional infrastructure on marine platforms for the compression and transportation of gas; and

•     the implementation of strategies in Cantarell to optimize the exploitation of wells with high gas content and increase the operations reliability of existing equipment for gas handling.

Gas Flaring

Operational Infrastructure

PEMEX has focused on conducting a more efficient drilling strategy, which relies on a greater use of technology and information, and is intended to generate increased value.

•     As of June 30, 2011, the total number of operating wells increased by 12.4% due to the incorporation of crude oil production wells in the Poza Rica Altamira and Aceite Terciario del Golfo (ATG) assets in the Northern Region.

•     The increase in non-associated gas production wells resulted from the shut-down of wells in 2010, due to floods caused by the hurricane Alex in the Burgos project.

•     The total number of exploration wells drilled increased by three wells, due to greater activity in the Burgos and Veracruz projects in the Northern Region, in the Comalcalco project of the Southern Region, as well as in Crudo Ligero Marino and the Gulf of Mexico “B” of the Southwestern Marine Region.

•     The total number of development wells drilled decreased by 42.8%, primarily as a result of decreased programmed activity in the ATG and Burgos projects.

•     The number of drilling rigs in operation decreased by 17%, as result of programmed reductions of activities in the ATG, Burgos, Cantarell and Ku-Maloob-Zaap.

Operating Wells
2Q11

PEMEX Results Report as of June 30, 2011	5 / 21

PEMEX

Completed Wells

Operating Drilling Rigs

2Q11

Seismic Information

During the second quarter of this year, 2D seismic data increased by 99.2% as a result of increased seismic activities intended to identify possible shale gas formations.

3D seismic data increased by 111.9% due to increased exploratory activities in deep waters in the Gulf of Mexico, which were conducted to evaluate the potential for drilling in the deep waters in the Gulf of Mexico.

PEMEX Results Report as of June 30, 2011	6 / 21

PEMEX

Discoveries

The exploratory activities carried out in different areas of Mexico suggest the drilling potential of the deep waters of the Gulf of Mexico. The Piklis-1 well is located northwest of Coatzacoalcos, was found in waters measuring 1,928 meters deep, and was drilled to a total depth of 5,431 meters—representing the deepest well drilled to date in Mexico in deep waters.

Initial tests suggest the existence of a reservoir of non-associated gas and condensates with potential reserves of approximately 400-600 million cubic feet.

In addition, hydrocarbon discoveries were made in the Burgos, Litoral del Tabasco and Veracruz Assets. The initial production of such discoveries amounts to 4.0 Mbd and 33.4 MMcfd of gas.

PEMEX

Main Discoveries

April - June, 2011

Project	Well	Geologic age	Initial production		Type of hydrocarbon
			Crude and condensates	Gas
			(bd)	(MMcfd)
Burgos	Bragado-1	Mid Jakson Eocene	41.0	1.6	Wet Gas
	Lindero-1	Cold Marine Mid Oiigocene	49.0	2.8	Wet Gas
	Siroco-1	Mid Jakson Eocene	47.0	2.1	Wet Gas
Holok-Temoa	Piklis-1	Inferior Miocene	90.2	18.2	Wet Gas
Litoral de Tabasco	Xanab-101	Superior-Mid Cretaceous	3,786.0	2.6	Light Oil
Veracruz	Chancarro-1	Superior Miocene		6.1	Dry Gas
Total			4,013.2	33.4

Upstream Projects

Bicentenario Platform for Exploration in Deep Waters

During the second quarter of 2011, PEMEX introduced the semi-submersible “Bicentenario” platform that began operating at the Talipau-1 well project and has been drilled at water depths of 945 meters in the southern Gulf of Mexico. PEMEX will continue to incorporate new equipment to drill in deep waters in order to locate new reservoirs and expand Mexico’s hydrocarbon reserves.

Integrated Contracts

The first round of Integrated Contracts for mature fields in the Southern Region is expected to be awarded during the third quarter of 2011. These contracts contemplate three areas: Santuario, Carrizo and Magallanes, which together incorporate six fields. To date, 27 companies have purchased and 53 bid packages in order to participate in the auction process. Petróleos Mexicanos expects to increase its hydrocarbons production platform through projects such as the Integrated Contracts.

A second round of bids for mature fields in the Northern Region is expected to be launched during the second half of 2011.

PEMEX Results Report as of June 30, 2011	7 / 21

PEMEX

Downstream

Crude Oil Processing

Total crude oil processing decreased by 5.9%, as a result of:

•    maintenance and repairs in the National Refining System; and

•    inventory accumulation of residues at the Tula and Salamanca refineries.

Primary distillation capacity amounted to 76.4%, due to a lower utilization of plants.

Production of Petroleum Products	Petroleum products production decreased by 7%, as a result of lower crude oil processing.

Variable Refining Margin

The variable refining margin reached U.S.$ 1.01 per barrel, U.S.$ 0.66 per barrel greater than the margin recorded during the second quarter of 2010. This increase is primarily explained by current international market conditions, which continue to be affected by the uprisings in the Middle East and North Africa, as well as the earthquake and resulting tsunami in Japan in March 2011.

PEMEX Results Report as of June 30, 2011	8 / 21

PEMEX

Natural Gas Processing and Production

Total natural gas processing increased by 1.2%, primarily due to the greater availability of sour wet gas from fields in the Southern Region. Moreover, condensates processing increased due to a greater supply from the Marine and Northern Regions.

As a result, dry gas and natural gas production increased by 1.6% and 3.0%, respectively, as compared to the second quarter of 2010.

Natural Gas Processing (MMcfd)	Dry Gas and Natural Gas Liquids Production

Petrochemicals Production

The production of petrochemical products decreased by 8.2%, as a result of the selective channeling of production into the most profitable chains. The production in the methane and ethane derivatives chain was favored, while the aromatics and derivatives chain production decreased as a result of a reduction of the gasoline component in manufacturing. These measures have been taken in order to improve the economic results in the chain, and in response to increased input costs.

Petrochemicals Production (Mt)

PEMEX Results Report as of June 30, 2011	9 / 21

PEMEX

Downstream Projects

Gas Quality

PEMEX has implemented the following measures in order to comply with official gas quality parameters:

1)     segregation of currents in the Atasta compression facility, which allows for reductions of nitrogen content in the natural gas to be processed;

2)     modifications to Cryogenic Plant II of the Ciudad Pemex Gas Processing Center, which are expected to conclude in December 2011. These adjustments will increase nitrogen and natural gas liquids recovery capacity;

3)     installation of H2S and H2O analyzer equipment, as well as chromatographs for gas quality testing; and

4)     control of liquefiable contents through dew point control plants at the Veracruz Asset.

Stabilization of the Minatitlán Refinery

The reconfiguration project of Minatitlán concluded during the second quarter of 2011. The production of the new plants is expected to stabilize in the second half of the year. Therefore, an increase in crude oil processing and production of light and middle distillate petroleum products is expected by the end of the year.

Joint Venture with Mexichem

PEMEX filed an approval request with the Comisión Federal de Competencia (COFECO) to form a joint venture with the Mexican company Mexichem.

This joint venture would increase PEMEX’s vinyl chloride production, which among others, is used to manufacture polyvinyl chloride (PVC). PVC is used to make a variety of plastic products, including pipelines, wire coating and packaging products. If approved, this joint venture is expected to generate value to PEMEX and to the national petrochemicals industry.

PEMEX Results Report as of June 30, 2011	10 / 21

PEMEX

Financial Results

PEMEX Consolidated Income Statement

	Second quarter (Apr.-Jun.)
	2010	2011	Change		2011
	(Ps. MM)				(U.S.$ MM)
Total sales	313,574	393,310	25.4%	79,736	33,222
Domestic sales	170,582	196,151	15.0%	25,568	16,568
Exports	141,708	195,618	38.0%	53,910	16,523
Services income	1,283	1,541	20.1%	258	130
Cost of sales	149,740	183,907	22.8%	34,167	15,534
Gross income	163,834	209,403	27.8%	45,569	17,688
General expenses	23,618	24,783	4.9%	1,165	2,093
Transportation and distribution expenses	8,130	8,320	2.3%	191	703
Administrative expenses	15,488	16,462	6.3%	974	1,391
Operating income (loss)	140,216	184,620	31.7%	44,404	15,594
Other revenues (expenses)	23,988	48,359	101.6%	24,371	4,085
IEPS accrued	23,099	52,140	125.7%	29,041	4,404
Other	889	(3,780)	-525.1%	(4,670)	(319)
Comprehensive financing result	(30,719)	(3,316)	89.2%	27,403	(280)
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	517	14	-97.4%	(503)	1
Income before taxes and duties	134,002	229,677	71.4%	95,675	19,400
Taxes and duties	154,107	220,577	43.1%	66,470	18,632
Net income	(20,105)	9,100	145.3%	29,205	769

Sales        The 25% sales increase was primarily the result of:

•	an increase of 51.5% in the Mexican crude oil basket, from U.S. $69.86 per barrel in the second quarter of 2010, to U.S. $105.84 per barrel in the same period of 2011;
•	a 0.2% increase in the volume of crude oil exports, from 1,337 Mbd in the second quarter of 2010 to 1,339 in the same quarter of 2011;
•	an increase by 44.7% in the price of regular gasoline in the U.S. Gulf of Mexico, from U.S. ¢206.57 per gallon to U.S. ¢298.86; and
•

higher prices for domestic products sold were recorded, including gasolines, diesel, fuel oil, jet fuel and asphalt—the former was partially offset by a 7.1% appreciation of the Mexican peso against the dollar.

PEMEX Results Report as of June 30, 2011	11 / 21

PEMEX

Operating Costs and Expenses

The increase recorded in cost of sales during the second quarter of 2011 is primarily explained by:

1.      a 48% increase in purchases for resale, due to higher hydrocarbon prices and its derivatives; and

2.      operating expenses increased due to increases in the costs of personal services, materials, freights and insurance, and guarantee letters. These increased expenses were partially offset by a decrease in the net cost for the period of employee benefits, due to hypothesis adjustments in the actuarial calculation.

Transportation and distribution expenses, as well as administrative expenses recorded slight increases of 2.3% and 6%, respectively. These increases are primarily explained by a rise in operating expenses, and were partially offset by a decrease in the net cost of employee benefits for the period.

Operating Costs and Expenses (Ps. MM)

PEMEX Results Report as of June 30, 2011	12 / 21

PEMEX

Comprehensive Financing	Comprehensive financing result recorded a decrease of Ps. 27.4 billion as a result of:

Result	•	lower interest expense, primarily due to a one-time extraordinary capitalization of interests, in compliance with the D-6 financial reporting standard, as well as to a favorable position in financial instruments; and
	•	a decrease in exchange loss, due to a lower depreciation of the Mexican peso against the U.S. dollar, as compared to the one recorded during the same period of the previous year.

Taxes and Duties	The increases in taxes and duties during the second quarter of 2011, are primarily a result of higher references prices of the Mexican crude oil basket which increased by 51.5% in the second quarter of 2011 as compared to the same period last year, from U.S. $69.86 per barrel to U.S. $105.84 per barrel. The former was partially offset by the accrued amount of IEPS credit.

PEMEX Results Report as of June 30, 2011	13 / 21

PEMEX

Net Income

PEMEX’s net income amounted to Ps. 9.1 billion (0.8 billion dollars) as a result of:

1.      an increase in sales that was proportionally higher than the increases of costs and general expenses;

2.      an increase in other revenues; and

3.      a favorable comprehensive financial result as compared to the one recorded in the second quarter of 2010.

Net Income (Ps. MM)

PEMEX Results Report as of June 30, 2011	14 / 21

PEMEX

Consolidated Balance Sheet as of June 30, 2011

PEMEX Consolidated Balance Sheet

As of December 31,		As of June 30,

	2010	2011	Change		2011
	(Ps. MM)				(U.S.$ MM)

Total assets	1,392,715	1,401,899	0.7%	9,184	118,415
Current assets	313,429	313,489	0.0%	60	26,480
Cash and cash equivalents	133,587	100,302	-24.9%	(33,285)	8,472
Accounts, notes receivable and other	141,805	168,346	18.7%	26,542	14,220
Inventories	38,038	44,841	17.9%	6,803	3,788
of products	32,738	40,497	23.7%	7,758	3,421
of materials	5,299	4,344	-18.0%	(955)	367
Financial instruments	-	-		-	-
Investment in securities	11,116	10,919	-1.8%	(197)	922
Property, plant and equipment	1,061,388	1,070,557	0.9%	9,169	90,427
Other assets	6,782	6,934	2.2%	152	586

Total liabilities	1,506,499	1,503,992	-0.2%	(2,507)	127,038
Current liabilities	207,254	205,840	-0.7%	(1,414)	17,387
Short-term debt	89,555	88,356	-1.3%	(1,198)	7,463
Suppliers	43,474	44,136	1.5%	661	3,728
Accounts and accrued expenses payable	21,659	14,037	-35.2%	(7,621)	1,186
Taxes and duties payable	52,566	59,310	12.8%	6,744	5,010
Financial instruments	-	-		-	-
Long-term liabilities	1,299,245	1,298,152	-0.1%	(1,093)	109,651
Long-term debt	575,171	541,462	-5.9%	(33,709)	45,736
Reserve for sundry creditors and others	55,493	57,215	3.1%	1,722	4,833
Reserve for employee benefits	661,365	692,940	4.8%	31,575	58,531
Deferred taxes	7,216	6,535	-9.4%	(681)	552
Total equity	(113,783)	(102,093)	-10.3%	11,691	(8,624)
Total liabilities and equity	1,392,715	1,401,899	0.7%	9,184	118,415

PEMEX Results Report as of June 30, 2011	15 / 21

PEMEX

Working Capital

Working capital remained constant from January 1 to June 30, 2011.

Short-term debt recorded a decrease of 0.7%, primarily due to a decrease of Ps. 7.6 billion in accounts and accrued expenses payable, which was offset by an increase of Ps. 6.7 billion in taxes and duties payable.

Working Capital (Ps. MM)

Debt

Total debt decreased by 5.3% primarily due to:

•    greater amortizations as compared to financing activities during the first half of 2011; and

•    an appreciation of the Mexican Peso of 4.2%, during the first half of 2011.

Debt (Ps. MM)

PEMEX Results Report as of June 30, 2011	16 / 21

PEMEX

Debt (Ps. MM)

* Includes financial derivative instruments.

Average Life (years)

Financing Activities

Capital Markets	•	On May 25, 2011, Petróleos Mexicanos issued U.S.$1.25 billion of its 6.500% Notes paid semi-annually and due on June 2041. The proceeds from this transaction were received on June 2, 2011.

•

On July 21, 2011, Petróleos Mexicanos reopened U.S.$1.0 billion of its 5.50% Notes due on January 2021, which were issued on July 2010. The proceeds from this transaction were received on July 26, 2011.

The proceeds from these placements will be used to finance investment projects and for debt refinancing.

Liquidity Management		As of June 30, 2011, Petróleos Mexicanos holds liquidity management credit lines for U.S. $3.5 billion, U.S. $3.25 billion of which are available.

PEMEX Results Report as of June 30, 2011	17 / 21

PEMEX

PEMEX

Consolidated Statements of Cash Flows

	As of June 30,
	2010	2011	Change		2011
	(Ps. MM)				(U.S.$MM)
Net income before income taxes	307,484	431,841	40.4%	124,357	36,476
Activities related to investing activities:	48,493	55,312	14.1%	6,819	4,672
Depreciation and amortization	45,771	46,942	2.6%	1,171	3,965
Impairment of properties, plant and equipment	(522)	3,919	850.8%	4,441	331
Profit sharing in non-consolidated subsidiaries and affiliates	(114)	(283)	-148.0%	(169)	(24)
Unsuccessful wells	2,007	2,987	48.9%	980	252
Unsuscribe of properties, plant and equipment	1,352	1,746	29.2%	394	148
Activities related to financing activities:	2,812	(4,303)	-253.0%	(7,116)	(363)
Income (loss) from foreign exchange fluctuations	(19,180)	(17,459)	9.0%	1,721	(1,475)
Interest income (loss)	21,992	13,156	-40.2%	(8,836)	1,111
	358,790	482,850	34.6%	124,060	40,785
Funds provided by (used in) operating activities:	(303,871)	(419,720)	-38.1%	(115,849)	(35,453)
Financial instruments	13,309	(2,662)	-120.0%	(15,970)	(225)
Accounts and notes receivable	(16,291)	(32,353)	-98.6%	(16,062)	(2,733)
Inventories	3,901	(6,803)	-274.4%	(10,704)	(575)
Other assets	(630)	(152)	75.9%	478	(13)
Accounts payable and accrued expenses	3,155	761	-75.9%	(2,394)	64
Taxes payable	(337,614)	(411,789)	-22.0%	(74,175)	(34,783)
Suppliers	(12,304)	661	105.4%	12,965	56
Reserve for sundry creditors and others	4,972	1,722	-65.4%	(3,250)	145
Contributions and payments for employees benefits	37,770	31,575	-16.4%	(6,195)	2,667
Deferred income taxes	(139)	(681)	-391.4%	(542)	(57)
Net cash flow from operating activities	54,919	63,130	14.95%	8,211	5,332
Investing activities:
Acquisition of fixed assets	(84,993)	(62,498)	26.5%	22,495	(5,279)
Net cash flow from investing activities	(84,993)	(62,498)	26.47%	22,495	(5,279)
Cash needs related to financing activities	(30,074)	632	102.1%	30,706	53
Financing activities:
Loans obtained from financial institutions	112,923	67,007	-40.7%	(45,916)	5,660
Interest paid	(21,696)	(12,718)	41.4%	8,978	(1,074)
Principal payments on loans	(106,741)	(87,120)	18.4%	19,621	(7,359)
Net cash flow from financing activities	(15,513)	(32,830)	-111.62%	(17,317)	(2,773)
Net increase in cash and cash equivalents	(45,588)	(32,198)	29.4%	13,389	(2,720)
Cash and cash equiv. at the beginning of the period	159,760	133,587	-16.4%	(26,173)	11,284
Effect of changes in the value of cash	1,949	(1,087)	-155.8%	(3,035)	(92)

Cash and cash equivalents at the end of the period	116,121	100,302	-13.6%	(15,819)	8,472

PEMEX Results Report as of June 30, 2011	18 / 21

PEMEX

Below are some items that impacted results in the period:

PEMEX

Economic impact by external and structural effects

	Six months ending Jun. 30,
	(Ps. Bn)	(U.S.$ Bn)
Cost of the LPG subsidy	14.5	1.2
Not-recognized costs in the price mechanism of gasolines and diesel	10.9	0.9
Decrease in Duties paid to recognition of operating cost and expenses incurred in 2011	26.9	2.3
Labor obligations	49.5	4.2
Incremental taxes	5.0	0.4
Total	107	9.0

Other Relevant Events

Business Plan 2012-2016	PEMEX’s Board of Directors approved its 2012-2016 Business Plan in a unanimous vote. The plan underscores PEMEX’s commitment and aim towards achieving sustainable operating and financial goals. Moreover, this plan is aligned with the National Energy Strategy which considers, among other things, available financial resources and the outlook of prices on its products. The Business Plan will be sent to the Ministry of Finance for its final authorization.

Recovery of the Semi-submersible Platform Jupiter 1

Petróleos Mexicanos and a service provider have concluded the recovery of the semi-submersible platform Jupiter 1, which partially sunk on April 12, 2011 in the Campeche Sound, south of the Gulf of Mexico. More than 2 thousand barrels of diesel and 82 barrels of jet fuel stored in this platform were recovered. In addition, the service provider subcontracted services to carry out the recovery of the platform through its insurance agent.

Finally, it is worth noting out that neither production nor activities conducted in the area were negatively affected and that the recovery was conducted in a proper and timely manner. Subsequent monitoring confirmed that no hydrocarbons were spilled in the surrounding areas.

Goods and Services Demand Forecast

The Director General of Petróleos Mexicanos announced the launch of a new system as part of the company’s efforts for increased transparency. This tool will allow PEMEX to publish its future needs, promote competition within the market and will reinforce PEMEX’s role as one of the main drivers of Mexico’s economic development. The use of this platform will most likely be relevant to companies making medium term business decisions.

PEMEX will update this forecast on an annual basis in order to carry out infrastructure investment projects, public works and acquisition programs in time.

PEMEX Results Report as of June 30, 2011	19 / 21

PEMEX

Fight Against the Illicit Fuel Market

PEMEX and the Mexican authorities have increased their efforts to identify illegal pipeline taps. The company has implemented various monitoring, supervising, and volume-measuring projects. In addition, the combined efforts of the Ministry of National Defense (SEDENA), the Federal Attorney General’s Office (PGR), the Ministry of the Navy, and the Policía Federal (Federal Police) have also strengthened surveillance of the national pipeline system.

During the first half of 2011, a total of 614 illegal taps were identified. The prompt identification of these taps has reduced the negative economic impact to the company caused by such theft, as well as the danger to nearby communities. In each one of these cases, a criminal report was filed in order to continue with corresponding investigations.

Union Labor Contract Agreement	On July 27, 2011, Petróleos Mexicanos and the Petroleum Workers’ Union signed the Union Labor Contract Agreement for 2011-2013. The agreement reaffirms the company’s commitment to improve working conditions and increase productivity, thereby making PEMEX a more competitive company and establishing the grounds for a new phase of growth.

PEMEX Results Report as of June 30, 2011	20 / 21

PEMEX

If you would like to be included in our distribution list, please access www.ri.pemex.com and then “Distribution List.”

If you would like to contact us, please call or send an email to ri@pemex.com.

Telephone: (52 55) 1944 9700

Voice mail: (52 55) 1944 2500 ext. 59412

Rolando Galindo Galvez	Cristina Arista	Carmina Moreno
rolando.galindo@pemex.com	delia.cristina.arista@pemex.com	carmina.moreno@pemex.com
Ana Lourdes Benavides	Cristina Pérez
ana.lourdes.benavides@pemex.com	cristina.perez@pemex.com

Variations

Cumulative and quarterly variations are calculated comparing the period with the same one of the previous year; unless specified otherwise.

Rounding

Numbers may not total due to rounding.

Financial Information

Excluding budgetary and volumetric information, the financial information included in this report and the annexes hereto is based on unaudited consolidated financial statements prepared in accordance with Normas de Información Financiera (Mexican Financial Reporting Standards, or FRS)-formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF).

•	Based on FRS B-10 “Inflation effects,” 2009 and 2010 amounts are expressed in nominal terms.
•

Based on FRS B-3 “Income Statement” and FRS C-10” Derivative Financial Instruments and Hedging Transactions,” the financial income and cost of the Comprehensive Financial Result include the effect of financial derivatives.

•	EBITDA is a non-U.S. GAAP and non-FRS measure issued by the CINIF.

Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies of Petróleos Mexicanos.

Foreign Exchange Conversions

Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the established exchange rate, at June 30, 2011, of Ps. 11.8389 = U.S.$1.00. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Fiscal Regime

Since January 1, 2006, PEMEX has been subject to a new fiscal regime. Pemex-Exploration and Production’s (PEP) tax regime is governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities continue to be governed by Mexico’s Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEP is required to pay other duties.

Under PEMEX’s current fiscal regime, the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the amount of IEPS and transfers it to the Federal Government. The IEPS rate is calculated as the difference between the retail or “final price,” and the “producer price.” The final prices of gasoline and diesel are established by the SHCP. PEMEX’s producer price is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Since 2006, if the final price is lower than the producer price, the SHCP credits to PEMEX the difference among them. The IEPS credit amount is accrued, whereas the information generally presented by the SHCP is cash-flow.

Hydrocarbon Reserves

Pursuant to Article 10 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, (i) PEMEX’s reports evaluating hydrocarbon reserves shall be approved by the National Hydrocarbons Commission (NHC); and (ii) the Secretary of Energy will register and disclose Mexico’s hydrocarbon reserves based on information provided by the NHC. As of the date of this report, this process is ongoing.

As of January 1, 2010, the SEC changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. In addition, we do not necessarily mean that the probable or possible reserves described herein meet the recoverability thresholds established by the SEC in its new definitions. Investors are urged to consider closely the disclosure in our Form 20-F and our annual report to the Mexican Banking and Securities Commission, available at http://www.pemex.com/.

Bids

No awards for amounts higher than Ps. 100.0 billion were assigned. For further information, please access www.compranet.gob.mx.

Forward-looking statements

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the CNBV and the SEC, in our annual reports, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. We may include forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;
•	import and export activities; and
•	projected and targeted capital expenditures ; costs; commitments; revenues; liquidity, etc.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing with the SEC (www.sec.gov), and the PEMEX prospectus filed with the CNBV and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

PEMEX

PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., Pemex’s international trading arm.

PEMEX Results Report as of June 30, 2011	21 / 21

Annex1

Upstream

Table 1

PEMEX

Main Statistics of Production

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2010	2011	Change		2010	2011	Change
Upstream
Total hydrocarbons (Mboed)	3,798	3,729	-1.8%	(69)	3,810	3,744	-1.7%	(65)
Liquid hydrocarbons (Mbd)	2,625	2,609	-0.6%	(15)	2,639	2,616	-0.9%	(23)
Crude oil (Mbd)	2,578	2,558	-0.8%	(20)	2,592	2,565	-1.1%	(28)
Condensates (Mbd)	47	52	9.6%	5	47	52	10.5%	5
Natural gas (MMcfd)(1)	6,937	6,704	-3.4%	(233)	6,942	6,762	-2.6%	(180)
Downstream
Dry gas from plants (MMcfd)(2)	3,643	3,703	1.6%	60	3,663	3,690	0.7%	27
Natural gas liquids (Mbd)	390	402	3.0%	12	389	400	2.8%	11
Petroleum Products (Mbd)(3)	1,418	1,319	-7.0%	(99)	1,428	1,323	-7.4%	(105)
Petrochemical Products (Mt)	1,607	1,475	-8.2%	(131)	3,141	2,950	-6.1%	(192)
(1)Includes nitrogen.
(2)Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.
(3)Includes LPG from Pemex-Gas and Basic Petrochemicals; Pemex-Exploration and Production and Pemex-Refining.

Table 2

PEMEX

Crude Oil Production by Type

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2010	2011	Change		2010	2011	Change
Crude Oil (Mbd)	2,578	2,558	-0.8%	(20)	2,592	2,565	-1.1%	(28)
Heavy	1,432	1,431	-0.1%	(1)	1,448	1,434	-1.0%	(14)
Light	830	784	-5.4%	(45)	832	795	-4.5%	(37)
Extra-light	316	342	8.2%	26	312	336	7.6%	24
Offshore Crude Oil / Total	75.6%	74.8%			76.0%	74.7%

[1]	Numbers may not total due to rounding.

Reporte de resultados preliminares de PEMEX al 31 de marzo de 2011	1 / 17

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PEMEX

Table 3

PEMEX

Crude Oil Production by Asset

	2007	2008		2009				2010			2011
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
						(Mbd)
Total	3,076	2,792	2,667	2,590	2,567	2,583	2,607	2,578	2,567	2,552	2,572	2,558
Northeastern Marine Region	2,018	1,746	1,584	1,481	1,456	1,453	1,445	1,403	1,386	1,356	1,365	1,357
Cantarell	1,490	1,040	787	688	646	620	597	567	548	520	523	517
Ku-Maloob-Zaap	527	706	797	793	809	833	848	836	838	835	842	841
Southwestern Marine Region	506	500	512	521	511	526	546	546	538	548	556	555
Abkatún-Pol Chuc	312	308	314	307	299	302	302	299	291	293	295	277
Litoral de Tabasco	194	192	199	214	212	225	243	247	247	255	261	278
Southern Region	465	459	479	493	506	512	520	526	539	542	542	534
Cinco Presidentes	45	47	51	54	61	60	66	71	73	76	80	81
Bellota-Jujo	190	175	173	173	172	171	168	161	158	155	152	148
Macuspana	10	16	22	25	30	32	32	33	33	33	33	33
Muspac	34	36	41	41	42	44	48	47	52	51	49	49
Samaria-Luna	187	185	193	200	201	205	206	213	223	227	228	223
Northern Region	87	87	92	95	94	92	96	103	104	106	108	112
Poza Rica-Altamira	85	56	60	61	59	57	56	57	55	57	59	60
Aceite Terciario del Golfo(1)	0	29	28	29	31	30	35	40	44	45	46	49
Veracruz	2	2	4	5	5	5	5	5	5	4	4	3

(1)	The Aceite Terciario del Golfo Asset was created in 2008; the fields that integrate it were divested from the Poza Rica-Altamira Asset.

Table 4

PEMEX

Natural Gas Production and Gas Flaring

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2010	2011	Change		2010	2011	Change
Total (MMcfd)(1)	6,330	5,937	-6.2%	(393)	6,360	6,052	-4.8%	(308)
Associated	3,776	3,728	-1.3%	(48)	3,767	3,797	0.8%	29
Non-associated	2,554	2,209	-13.5%	(345)	2,592	2,255	-13.0%	(338)
Natural gas flaring	364	300	-17.5%	(64)	370	286	-22.7%	(84)
Gas flaring / total	5.7%	5.1%	-53.2%		5.8%	4.7%

(1)	Does not includes nitrogen.

PEMEX Results Report as of June 30, 2011	2 / 17

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PEMEX

Table 5

PEMEX

Natural Gas Production by Asset

	2007	2008		2009				2010			2011
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
					(MMpcd)
Total (1)	6,058	6,919	7,018	7,029	7,066	7,009	6,946	6,937	7,155	7,039	6,820	6,704
Northeastern Marine Region	1,157	1,901	1,900	1,814	1,803	1,617	1,488	1,459	1,726	1,659	1,507	1,503
Cantarell	945	1,629	1,583	1,461	1,474	1,306	1,166	1,125	1,383	1,330	1,171	1,167
Ku-Maloob-Zaap	212	273	317	353	328	311	322	333	344	328	336	336
Southwestern Marine Region	993	1,023	1,067	1,141	1,095	1,142	1,127	1,142	1,186	1,231	1,234	1,220
Abkatún-Pol Chuc	544	569	570	591	574	586	588	595	586	607	617	576
Litoral Tabasco	448	454	497	550	521	557	539	546	600	624	616	644
Southern Region	1,353	1,451	1,540	1,547	1,633	1,677	1,697	1,774	1,818	1,768	1,728	1,697
Cinco Presidentes	61	68	66	70	71	69	85	108	112	114	117	117
Bellota-Jujo	240	251	250	245	272	275	293	304	304	322	303	293
Macuspana	223	260	299	305	319	326	316	318	308	284	294	298
Muspac	311	300	278	279	280	277	275	265	274	280	275	280
Samaria-Luna	518	572	646	648	690	730	728	780	820	768	739	709
Northern Region	2,556	2,544	2,511	2,526	2,536	2,573	2,634	2,563	2,424	2,381	2,351	2,284
Burgos	1,412	1,383	1,425	1,501	1,535	1,598	1,597	1,525	1,399	1,396	1,368	1,328
Poza Rica-Altamira	223	152	138	138	132	126	122	118	113	116	114	115
Aceite Terciario del Golfo(2)	-	52	81	83	80	71	77	82	88	94	99	111
Veracruz	922	957	867	805	789	779	837	838	825	776	769	731
Memorandum
Nitrogen	143	629	524	472	502	487	557	607	816	749	653	767
Southern Region	-	-	-	-	-	-	93	100	112	118	105	91
Bellota-Jujo	-	-	-	-	-	-	57	46	37	46	37	31
Samaria-Luna	-	-	-	-	-	-	35	54	75	72	68	60
Northeastern Marine Region	143	629	524	472	502	487	464	508	704	630	548	675
Cantarell	143	629	524	472	502	487	464	508	704	630	548	675

(1)	Includes nitrogen.
(2)	The Aceite Terciario del Golfo Asset was created in 2008; the fields that integrate it were divested from the Poza Rica-Altamira Asset.

Table 6

PEMEX

Seismic Information

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2010	2011	Change		2010	2011	Change
2D (km)	411	820	99.2%	408	970	1,766	82.1%	796
3D (km2)	5,011	10,619	111.9%	5,609	11,513	20,050	74.2%	8,537

PEMEX Results Report as of June 30, 2011	3 / 17

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PEMEX

Table 7

PEMEX

Operating Offshore Platforms and Wells

		As of June 30,
	2010	2011	Change
Wells	7,085	7,963	12.4%	878
Injection	190	185	-2.6%	(5)
Production	6,895	7,778	12.8%	883
Crude oil	4,083	4,701	15.1%	618
Non-associated gas	2,812	3,077	9.4%	265
Offshore platforms	229	236	3.1%	7
Storage	1	1	0.0%	-
Compression	10	10	0.0%	-
Control and service	1	1	0.0%	-
Linkage	12	13	8.3%	1
Measurement	1	1	0.0%	-
Drilling	148	154	4.1%	6
Production	27	27	0.0%	-
Telecommunications	6	6	0.0%	-
Treatment and pumping	1	1	0.0%	-
Housing	22	22	0.0%	-

Table 8

PEMEX

Wells Drilled

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2010	2011	Change		2010	2011	Change
Wells Drilled	414	244	-41.1%	(170)	768	488	-36.5%	(280)
Development	404	231	-42.8%	(173)		466	-37.9%	(284)
Exploration	10	13	30.0%	3	18	22	22.2%	4

Table 9

PEMEX

Operating Drilling Rigs

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2010	2011	Change		2010	2011	Change
Total	139	115	-17.1%	(24)	151	113	-25.4%	(38)
Exploration	20	12	-39.6%	(8)	18	14	-22.9%	(4)
Northeast Marine Region	1	-	-100.0%	(1)	1	-	-100.0%	(1)
Southwest Marine Region	6	3	-42.3%	(2)	5	4	-19.6%	(1)
South Region	11	7	-37.7%	(4)	9	7	-22.7%	(2)
North Region	3	2	-21.6%	(1)	3	3	-8.2%	(0)
Development	119	103	-13.4%	(16)	133	99	-25.8%	(34)
Northeast Marine Region	15	8	-45.2%	(7)	14	8	-40.7%	(6)
Southwest Marine Region	9	11	31.0%	3	8	10	15.3%	1
South Region	29	30	1.8%	1	30	30	1.4%	0
North Region	66	54	-18.8%	(12)	81	51	-37.4%	(30)

PEMEX Results Report as of June 30, 2011	4 / 17

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PEMEX

Downstream

Table 10

PEMEX

Crude Oil Processing

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2010	2011	Change		2010	2011	Change
Total processed (Mbd)	1,240	1,168	-5.9%	(73)	1,250	1,165	-6.8%	(85)
Light Crude	766	729	-4.8%	(37)	769	740	-3.7%	(28)
Heavy Crude	475	439	-7.5%	(36)	481	424	-11.8%	(57)
Light Crude / Total Processed	61.7%	62.4%		0.7	61.5%	63.6%		2.1
Heavy Crude / Total Processed	38.3%	37.6%		(0.7)	38.5%	36.4%		(2.1)
Use of primary distillation capacity	81%	76%		(4.7)	82%	76%		(5.5)

Table 11

PEMEX

Petroleum Products

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2010	2011	Change		2010	2011	Change
Total production (Mbd)	1,418	1,319	-7.0%	(99)	1,428	1,323	-7.4%	(105)
Automotive gasolines	446	399	-10.5%	(47)	448	406	-9.4%	(42)
Fuel oil	322	308	-4.2%	(13)	333	309	-7.0%	(23)
Diesel	300	270	-10.1%	(30)	305	274	-10.2%	(31)
LPG	216	212	-2.0%	(4)	215	211	-1.9%	(4)
Jet Fuel	58	57	-2.1%	(1)	57	57	-0.8%	(0.5)
Other(1)	76	72	-4.1%	(3)	70	65	-5.9%	(4)

(1)	Includes paraffins, furfural extract, aeroflex, asphalt, lubricants, coke, cyclical ligth oil and other gasolines.

Table 12

PEMEX

Natural Gas Processing and Production

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2010	2011	Change		2010	2011	Change
Natural Gas Processing (MMcfd)	4,504	4,559	1.2%	55	4,535	4,542	0.1%	7
Sour Wet Gas	3,423	3,486	1.9%	64	3,438	3,485	1.4%	46
Sweet Wet Gas	1,081	1,073	-0.8%	(8)	1,097	1,058	-3.6%	(40)
Condensates Procesing (Mbd)	54	58	6.3%	3	54	58	7.5%	4
Production
Dry gas from plants (MMcfd)	3,643	3,703	1.6%	60	3,663	3,690	0.7%	27
Natural gas liquids (Mbd)	390	402	3.0%	12	389	400	2.8%	11

PEMEX Results Report as of June 30, 2011	5 / 17

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PEMEX

Table 13

PEMEX

Production of Petrochemicals

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2010	2011	Change		2010	2011	Change
Total production	1,607	1,475	-8.2%	(131)	3,141	2,950	-6.1%	(192)
Basic (Mt)	126	117	-6.8%	(9)	254	244	-4.0%	(10)
Heptane	1	2	47.9%	1	2	4	49.8%	1
Hexane	10	9	-4.6%	(0)	21	20	-5.4%	(1)
Pentanes	2	5	96.6%	2	5	9	78.6%	4
Carbon black	107	96	-10.5%	(11)	215	200	-7.0%	(15)
Butane	6	6	-0.4%	(0)	10	10	8.6%	1
Secondary (Mt)	1,481	1,358	-8.3%	(123)	2,887	2,706	-6.3%	(182)
Methane Derivatives	303	315	3.7%	11	569	681	19.6%	112
Ammonia	221	192	-13.0%	(29)	425	452	6.2%	26
Carbon dioxide	83	88	6.1%	5	144	159	10.7%	15
Methanol	-	35	-	35	-	70	-	70
Ethane Derivatives	345	345	0.2%	0.6	701	701	0.0%	(0.3)
Vinyl chloride	60	48	-20.5%	(12)	122	108	-11.3%	(14)
Dichloroethane	0	0	16.1%	0.0	0	0	5.9%	0
Ethylene	17	5	-67.2%	(11)	31	6	-79.8%	(25)
Ethylene glycol	49	43	-11.6%	(6)	98	87	-11.3%	(11)
Impure glycol	0	0	1.2%	0.0	1	1	-29.5%	(0.4)
Pure monoethylene glycol	3	2	-6.6%	(0.2)	5	5	-6.3%	(0.3)
Ethylene oxide	66	63	-4.7%	(3)	128	131	2.5%	3
High density polyethylene	56	55	-0.9%	(0)	101	108	7.1%	7
Low density polyethylene	54	66	22.5%	12	119	138	16.4%	19
Linear low density polyethylene	41	62	52.9%	22	96	116	21.5%	21
Aromatics and Derivatives	205	161	-21.4%	(44)	390	293	-24.7%	(96)
Aromine 100	3	2	-37.9%	(1)	6	5	-14.4%	(1)
Benzene	17	1	-96.5%	(17)	25	5	-81.5%	(20)
Styrene	12	39	228.8%	27	37	71	88.8%	33
Fluxoil	1	1	32.9%	0	2	1	-21.4%	(0.4)
High octane hydrocarbon	120	71	-40.5%	(48)	218	119	-45.5%	(99)
Toluene	26	21	-18.3%	(5)	52	41	-20.1%	(10)
Xylenes	26	26	-0.8%	(0)	50	52	4.1%	2
Propylene and Derivatives	123	110	-11.1%	(14)	242	214	-11.2%	(27)
Hydrocyanic acid	2	2	6.7%	0	3	3	-9.1%	(0)
Acrylonitrile	15	15	5.1%	1	28	27	-6.1%	(2)
Propylene	107	93	-13.6%	(15)	210	185	-12.0%	(25)
Other	504	427	-15.3%	(77)	986	816	-17.2%	(170)

Note: “Other” includes muriatic acid, butadiene, polyethylene wax, petrochemical specialities, BTX liquids, hydrogen, isohexane, pyrolysis liquids, oxygen, CPDI, sulfur, isopropyl alcohol, amorphous gasoline, octane basis gasoline and heavy naphtha.

PEMEX Results Report as of June 30, 2011	6 / 17

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PEMEX

Table 14

PEMEX

Industrial Safety and Environmental Protection

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2010	2011	Change		2010	2011	Change
Frequency Index	0.30	0.42	38.2%	0.12	0.26	0.47	81.0%	0.21
Severity Index	17	27	60.2%	10	12	21	69.1%	9
Sulfur Oxide Emissions (Mt)	169	117	-30.5%	(52)	319	230	-28.0%	(89.46)
Reused Water / Use	0.16	0.17	1.0%	0.00	0.17	0.17	-4.4%	(0.01)

Table 15

PEMEX

Volume of Domestic Sales

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2010	2011	Change		2010	2011	Change
Dry natural gas (MMcfd)	3,353	3,476	3.6%	122	3,275	3,460	5.6%	185
Petroleum products (Mbd)	1,791	1,791	0.0%	1	1,773	1,766	-0.4%	(7)
Automotive gasolines	805	806	0.1%	1	799	797	-0.3%	(3)
Fuel oil	213	221	4.0%	9	191	192	0.5%	1
Diesel	379	386	1.7%	6	368	378	2.6%	10
LPG	265	259	-2.2%	(6)	288	282	-2.2%	(6)
Jet fuel	58	56	-3.8%	(2)	58	56	-3.8%	(2)
Other	71	64	-9.8%	(7)	68	62	-8.5%	(6)
Petrochemical products (Mt)	1,080	1,087	0.7%	8	2,196	2,226	1.4%	30

PEMEX Results Report as of June 30, 2011	7 / 17

www.pemex.com

PEMEX

Table 16

PEMEX

Volume of Exports(1)

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2010	2011	Change		2010	2011	Change
Crude oil (Mbd)	1,337	1,339	0.2%	2	1,292	1,355	4.9%	63
Maya(2)	1,091	1,023	-6.2%	(68)	1,044	1,043	-0.1%	(1)
Istmo	39	113	192.6%	75	49	103	108.4%	54
Olmeca	207	203	-2.1%	(4)	199	209	5.2%	10
Dry natural gas (MMcfd)(3)	8	2	-78.3%	(6)	28	2	-94.6%	(27)
Petroleum products (Mbd)	180	192	6.8%	12	197	192	-2.4%	(5)
Automotive gasolines	-	-		-	-	-		-
Fuel oil	107	102	-4.4%	(5)	127	112	-11.9%	(15)
Diesel	-	-	0.0%	-	1	-	-100.0%	(1)
LPG	0.1	0.1	-45.9%	(0)	0	1.9	1755.9%	2
Jet fuel	3	5	74.7%	2	1	2	74.7%	1
Naftas	71	81	14.2%	10	68	74	8.9%	6
Other	-	5		5	-	2		2
Petrochemical products (Mt)	176	108	-38.4%	(68)	362	219	-39.4%	(142)

(1)	Transactions conducted by P.M .I.® Group.
(2)	Includes Altamira.
(3)	Transacciones conducted by Pemex-Gas and Basic Petrochemicals.

Table 17

PEMEX

Volume of Imports(1)

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2010	2011	Change		2010	2011	Change
Dry natural gas (MMcfd)(2)	584	893	52.8%	309	509	838	64.5%	328
Petroleum products (Mbd)	599	624	4.2%	25	587	644	9.7%	57
Automotive gasolines	372	413	11.1%	41	361	400	10.6%	38
Fuel oil	11	35	233.4%	25	9	24	161.7%	15
Diesel	111	132	19.0%	21	90	127	41.2%	37
LPG	57	15	-73.0%	(42)	76	64	-15.6%	(12)
Jet fuel	3	-	-	(3)	3	1	-67.3%	(2)
Naftas	31	28	-9.3%	(3)	32	28	-13.1%	(4)
Other	15	1	-96.4%	(14)	16	1	-96.6%	(15)
Petrochemical products (Mt)	91	63	-31.1%	(28)	184	117	-36.6%	(67)

(1)	Transactions conducted by PMI.
(2)	Transacciones conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX Results Report as of June 30, 2011	8 / 17

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PEMEX

Finance

Table 18

PEMEX

Average Exchange Rates and Reference Prices

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2010	2011	Change		2010	2011	Change
Mexican pesos per U.S. dollar (Ps. / U.S.$)	12.55	11.73	-6.6%	(0.82)	12.67	11.90	-6.1%	(0.77)
Foreign exchange apreciation (depreciation)	5.6%	3.2%		(2.43)	-5.3%	-4.4%		0.94
Mexican crude oil basket (U.S.$/b)	69.86	105.84	51.5%	35.98	70.57	98.96	40.2%	28.40
Regular gasoline in the USCGM (U.S.¢/gal)	206.57	298.86	44.7%	92.29	205.98	279.60	35.7%	73.63
LPG price by Decree (Ps./t)	6,026	6,606	9.6%	580	5,937	6,532	10.0%	594
International reference LPG (Ps./t)	8,324	10,226	22.8%	1902	9,063	9,966	10.0%	903
Natural gas (Henry Hub)(U.S.$/MMBtu)	4.30	4.35	1.2%	0.05	4.73	4.26	-9.9%	(0.47)

Table 19

PEMEX

Consolidated Income statement

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2010	2011	Change		2011	2010	2011	Change		2011
	(Ps. MM)				(U.S.$ MM)	(Ps. MM)				(U.S.$ MM)
Total sales	313,574	393,310	25.4%	79,736	33,222	621,449	746,010	20.0%	124,561	63,013
Domestic sales	170,582	196,151	15.0%	25,568	16,568	336,368	375,466	11.6%	39,098	31,715
Exports	141,708	195,618	38.0%	53,910	16,523	282,370	367,769	30.2%	85,399	31,064
Services income	1,283	1,541	20.1%	258	130	2,711	2,775	2.3%	64	234
Cost of sales	149,740	183,907	22.8%	34,167	15,534	294,370	349,746	18.8%	55,377	29,542
Gross income	163,834	209,403	27.8%	45,569	17,688	327,079	396,264	21.2%	69,185	33,471
General expenses	23,618	24,783	4.9%	1,165	2,093	49,305	48,163	-2.3%	(1,142)	4,068
Transportation and distribution expenses	8,130	8,320	2.3%	191	703	15,823	15,349	-3.0%	(473)	1,297
Administrative expenses	15,488	16,462	6.3%	974	1,391	33,482	32,813	-2.0%	(669)	2,772
Operating income (loss)	140,216	184,620	31.7%	44,404	15,594	277,774	348,101	25.3%	70,327	29,403
Other revenues (expenses)	23,988	48,359	101.6%	24,371	4,085	46,082	78,048	69.4%	31,966	6,593
IEPS accrued	23,099	52,140	125.7%	29,041	4,404	43,521	80,888	85.9%	37,367	6,832
Other	889	(3,780)	-525.1%	(4,670)	(319)	2,561	(2,840)	-210.9%	(5,401)	(240)
Comprehensive financing result	(30,719)	(3,316)	89.2%	27,403	(280)	(16,487)	5,409	132.8%	21,895	457
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	517	14	-97.4%	(503)	1	114	283	148.0%	169	24
Income before taxes and duties	134,002	229,677	71.4%	95,675	19,400	307,484	431,841	40.4%	124,356	36,476
Taxes and duties	154,107	220,577	43.1%	66,470	18,632	326,146	418,533	28.3%	92,387	35,352
Net income	(20,105)	9,100	145.3%	29,205	769	(18,662)	13,308	171.3%	31,969	1,124

PEMEX Results Report as of June 30, 2011	9 / 17

www.pemex.com

PEMEX

Table 20

PEMEX

Financial Ratios

	Second quarter (Apr.-Jun.)			Six months ending Jun. 30,
	2010	2011	Change	2010	2011	Change
Cost of sales / Total revenues (including negative IEPS recovery)	44.5%	41.3%	(3.2)	44.3%	42.3%	(2.0)
D&A / Operating costs & expenses	13.5%	11.2%	(2.3)	13.3%	11.8%	(1.5)
Operating income (including negative IEPS)	48.5%	53.2%	4.6	48.3%	51.9%	3.6
Taxes and duties / Total revenues (including negative IEPS recovery)	45.8%	49.5%	3.7	49.0%	50.6%	1.6
Earnings before Interest, Taxes Depreciation and Amortization (EBITDA) / Financial cost (excludes capitalized interest)	7.7	30.2	22.4	8.5	24.9	16.3

Table 21

PEMEX

Sales and Services Revenues

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2010	2011	Change		2011	2010	2011	Change		2011
	(Ps. MM)				(U.S.$ MM)	(Ps. MM)				(U.S.$ MM)
Total revenues from sales and services	313,574	393,310	25.4%	79,736	33,222	621,449	746,010	20.0%	124,561	63,013
Domestic sales	170,582	196,151	15.0%	25,568	16,568	336,368	375,466	11.6%	39,098	31,715
Dry gas	16,699	17,194	3.0%	495	1,452	36,634	33,753	-7.9%	(2,881)	2,851
Petroleum products	146,835	170,330	16.0%	23,496	14,387	285,239	324,326	13.7%	39,088	27,395
Gasolines	72,816	81,478	11.9%	8,662	6,882	141,782	158,063	11.5%	16,281	13,351
Fuel oil	15,265	22,069	44.6%	6,804	1,864	28,769	35,435	23.2%	6,667	2,993
Diesel	36,146	41,046	13.6%	4,901	3,467	68,772	78,924	14.8%	10,152	6,667
LPG	12,147	12,994	7.0%	847	1,098	25,801	27,671	7.3%	1,871	2,337
Jet fuel	5,870	7,848	33.7%	1,978	663	11,673	15,089	29.3%	3,417	1,275
Other	4,591	4,895	6.6%	304	413	8,443	9,143	8.3%	701	772
Petrochemical products	7,049	8,627	22.4%	1,578	729	14,496	17,387	19.9%	2,891	1,469
Exports	141,708	195,618	38.0%	53,910	16,523	282,370	367,769	30.2%	85,399	31,064
Crude oil and condensates	106,162	152,271	43.4%	46,109	12,862	209,111	290,665	39.0%	81,554	24,552
Dry gas	32	9	-73.0%	(23)	1	304	11	-96.5%	(293)	1
Petroleum products	13,396	21,898	63.5%	8,501	1,850	27,797	35,965	29.4%	8,168	3,038
Petrochemical products	990	821	-17.0%	(169)	69	1,567	1,979	26.3%	412	167
Other	21,128	20,619	-2.4%	(509)	1,742	43,591	39,150	-10.2%	(4,441)	3,307
Services revenues	1,283	1,541	20.1%	258	130	2,711	2,775	2.3%	64	234

PEMEX Results Report as of June 30, 2011	10 / 17

www.pemex.com

PEMEX

Table 22

PEMEX

Operating Costs and Expenses

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2010	2011	Change		2011	2010	2011	Change		2011
	(Ps. MM)				(U.S.$ MM)	(Ps. MM)				(U.S.$ MM)
Operating costs and expenses	173,358	208,690	20.4%	35,332	17,627	343,674	397,909	15.8%	54,235	33,610
Cost of sales	149,740	183,907	22.8%	34,167	15,534	294,370	349,746	18.8%	55,377	29,542
General expenses	23,618	24,783	4.9%	1,165	2,093	49,305	48,163	-2.3%	(1,142)	4,068
Transportation and distribution expenses	8,130	8,320	2.3%	191	703	15,823	15,349	-3.0%	(473)	1,297
Administrative expenses	15,488	16,462	6.3%	974	1,391	33,482	32,813	-2.0%	(669)	2,772
Net cost for the period of employee benefits	29,413	28,853	-1.9%	(560)	2,437	58,826	57,705	-1.9%	(1,120)	4,874
Depreciation and amortization expenses	23,425	23,382	-0.2%	(44)	1,975	45,771	46,942	2.6%	1,171	3,965

Table 23

PEMEX

Comprehensive Financing Result

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2010	2011	Change		2011	2010	2011	Change		2011
	(Ps. MM)				(U.S.$ MM)	(Ps. MM)				(U.S.$ MM)
Comprehensive financing result	(30,719)	(3,316)	89.2%	27,403	(280)	(16,487)	5,409	132.8%	21,895	457
Financial income	10,778	6,828	-36.7%	(3,950)	577	19,610	17,145	-12.6%	(2,465)	1,448
Financial cost	(28,086)	(9,450)	66.4%	18,636	(798)	(50,219)	(21,360)	57.5%	28,859	(1,804)
Exchange gain (loss)	(13,410)	(693)	94.8%	12,717	(59)	14,123	9,623	-31.9%	(4,499)	813

PEMEX Results Report as of June 30, 2011	11 / 17

www.pemex.com

PEMEX

Table 24

PEMEX

Taxes and duties

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2010	2011	Change		2011	2010	2011	Change		2011
	(Ps. MM)				(U.S.$ MM)	(Ps. MM)				(U.S.$ MM)
Total Taxes and Duties	154,107	220,577	43.1%	66,470	18,632	326,146	418,533	28.3%	92,387	35,352
Hydrocarbon duties	152,562	218,651	43.3%	66,090	18,469	322,049	412,559	28.1%	90,510	34,848
Ordinary Hydrocarbons Duty	128,936	184,270	42.9%	55,334	15,565	272,963	348,465	27.7%	75,503	29,434
Hydrocarbons Duty for the Stabilization Fund	18,299	21,049	15.0%	2,750	1,778	37,304	41,511	11.3%	4,208	3,506
Duty for Scientific and Technological Research on Energy	936	1,601	71.2%	666	135	1,924	3,041	58.1%	1,117	257
Duty for Oil Monitoring	7	10	40.5%	2.8	1	14	18	27.1%	4	2
Extraordinary Duty on Crude Oil Exports	2,178	7,711	254.0%	5,533	651	4,497	13,064	190.5%	8,568	1,104
Special Hydrocarbons Duty	423	1,423	236.6%	1,000	120	1,863	2,631	41.2%	768	222
Extraction of Hydrocarbons Duty	859	1,315	53.1%	456	111	1,535	2,275	48.2%	740	192
Additional Duty on Hydrocarbons	(231)	1,273	-650.2%	1,505	108	-	1,552		1,552	131
Sole Hydrocarbons Duty	1,156	0	-100.0%	(1,156)	0	1,950	0	-100.0%	(1,950)	0
Other taxes and duties	1,546	1,926	24.6%	380	163	4,097	5,974	45.8%	1,877	505

Table 25

PEMEX

Selected Indices

	Six months ending Jun. 30,
Pemex - Exploration and Production	2010	2011	Change	2011
	(Ps./boe)			(U.S.$/boe)
Total sales / Hydrocarbons production	1,419	1,785	366.6	150.8
Operating income / Hydrocarbons production	1,054	1,409	354.6	119.0
Net income / Hydrocarbons production	78	179	101.3	15.2
Taxes and duties / Operating income (%)	89.3%	86.9%	(2.4)

PEMEX Results Report as of June 30, 2011	12 / 17

www.pemex.com

PEMEX

Table 26

PEMEX

Consolidated Balance Sheet

	As of December 31,	As of June 30,
	2010	2011	Change		2011
	(Ps. MM)				(U.S.$ MM)
Total assets	1,392,715	1,401,899	0.7%	9,184	118,415
Current assets	313,429	313,489	0.0%	60	26,480
Cash and cash equivalents	133,587	100,302	-24.9%	(33,285)	8,472
Accounts, notes receivable and other	141,805	168,346	18.7%	26,542	14,220
Inventories	38,038	44,841	17.9%	6,803	3,788
of products	32,738	40,497	23.7%	7,758	3,421
of materials	5,299	4,344	-18.0%	(955)	367
Investment in securities	11,116	10,919	-1.8%	(197)	922
Property, plant and equipment	1,061,388	1,070,557	0.9%	9,169	90,427
Other assets	6,782	6,934	2.2%	152	586
Total liabilities	1,506,499	1,503,992	-0.2%	(2,507)	127,038
Current liabilities	207,254	205,840	-0.7%	(1,414)	17,387
Short-term debt	89,555	88,356	-1.3%	(1,198)	7,463
Suppliers	43,474	44,136	1.5%	661	3,728
Accounts and accrued expenses payable	21,659	14,037	-35.2%	(7,621)	1,186
Taxes and duties payable	52,566	59,310	12.8%	6,744	5,010
Long-term liabilities	1,299,245	1,298,152	-0.1%	(1,093)	109,651
Long-term debt	575,171	541,462	-5.9%	(33,709)	45,736
Reserve for sundry creditors and others	55,493	57,215	3.1%	1,722	4,833
Reserve for employee benefits	661,365	692,940	4.8%	31,575	58,531
Deferred taxes	7,216	6,535	-9.4%	(681)	552
Total equity	(113,783)	(102,093)	10.3%	11,691	(8,624)
Total liabilities and equity	1,392,715	1,401,899	0.7%	9,184	118,415

Table 27

PEMEX

Selected Financial Indices

	As of December 31,	As of June 30,
	2010	2011	Change
Property, plant and equipment / Assets	76.2%	76.4%	0.15
Debt / Total liabilities and equity	47.7%	44.9%	(2.80)
Working capital (Ps. MM)	106,176	107,649	1.4%

PEMEX Results Report as of June 30, 2011	13 / 17

www.pemex.com

PEMEX

Table 28

PEMEX

Consolidated Total Debt

	As of December 31,	As of June 30,
	2010	2011	Change		2011
	(Ps. MM)				(U.S.$ MM)
Total debt	664,725	629,819	-5.3%	(34,907)	53,199
Short-term	89,555	88,356	-1.3%	(1,198)	7,463
Long-term	575,171	541,462	-5.9%	(33,709)	45,736
Cash and cash equivalents	133,587	100,302	-24.9%	(33,285)	8,472
Total net debt	531,138	529,517	-0.3%	(1,622)	44,727

Table 29

PEMEX

Debt Maturity Profile

	As of June 30, 2011
	(Ps. MM)	(U.S.$ MM)
Total debt	629,819	53,199
In Mexican pesos	128,581	10,861
July - December 2011	13,830	1,168
January 2012 - June 2012	15,567	1,315
July 2012 - June 2013	16,221	1,370
July 2013 - June 2014	19,833	1,675
July 2014 - June 2015	8,293	700
July 2015 and beyond	54,837	4,632
In other currencies	501,238	42,338
July - December 2011	28,551	2,412
January 2012 - June 2012	30,409	2,569
July 2012 - June 2013	49,427	4,175
July 2013 - June 2014	40,789	3,445
July 2014 - June 2015	45,503	3,844
July 2015 and beyond	306,559	25,894

Table 30

PEMEX

Exposure of Debt Principal(1)

	As of December 31,	As of June 30,	As of December 31,	As of June 30,	As of December 31,	As of June 30,
	By currency		Percentage at fixed rate		At floating rate
	2010	2011	2010	2011	2010	2011
Total	100.0%	100.0%	57.1%	57.7%	42.9%	42.3%
U.S. dollars	77.3%	79.5%	60.2%	61.3%	39.8%	38.7%
Mexican pesos	22.7%	20.5%	46.4%	43.7%	53.6%	56.3%
Euros	0.0006%	0.0005%	100.0%	100.0%	0.0%	0.0%
Yen	0.0000%	0.0000%	0.0%	0.0%	0.0%	0.0%

(1)	Includes derivative instruments.

PEMEX Results Report as of June 30, 2011	14 / 17

www.pemex.com

PEMEX

Table 31

PEMEX Derivative Financial Instruments

		As of June 30,
	2010	2011	Change	2011
Derivative financial instruments linked to debt and assets	(Ps. MM)			(US$ MM )
Face Value (Ps. MM)	150,777	147,273	(3,503)	12,440
Interest rate swaps	10,744	9,300	(1,444)	786
Cross currency swaps	104,346	100,632	(3,713)	8,500
Extinguishing cross currency swaps	16,310	15,034	(1,276)	1,270
Assets swaps	19,377	22,307	2,930	1,884
Mark to market (Ps. MM)	(5,883)	11,111	16,995	939
Interest rate swaps	(1,427)	(990)	437	(84)
Cross currency swaps	(1,614)	5,559	7,173	470
Extinguishing cross currency swaps	476	3,207	2,730	271
Assets swaps	(3,319)	3,335	6,654	282
Natural gas derivative financial instruments
Mark to market (Ps. MM)	165	25	(140)	2
Long swaps	(4,222)	(654)	3,568	(55)
Short swaps	4,387	679	(3,708.3)	57
Long options	185	22	(163)	2
Short options	(185)	(22)	162.8	(2)
Volume (MMBtu)	(40,617)	(7,513)	33,104	-
Long swaps	86,083,510	27,184,890	(58,898,620)	-
Short swaps	(86,114,172)	(27,192,413)	58,921,759	-
Long options	28,375,530	7,377,195	(20,998,335)	-
Short options	(28,385,485)	(7,377,185)	21,008,300	-
Volume of petroleum products derivative financial instruments
Mark to market (Ps. MM)	307	(241)	(324)	(20)
Volume (MMb)	(7.6)	(6.5)	1.1

Table 32

PEMEX Equity

	As of December 31, 2010	As of June 30, 2011	Change		2011
	(Ps. MM)				(U.S.$ MM)
Total equity	(113,783)	(102,093)	10.3%	11,691	(8,624)
Certificates of contribution “A”	96,958	96,958	0.0%	-	8,190
Increase in equity of Subsidiary Entities	180,382	180,382	0.0%	-	15,236
Legal reserve	988	988	0.0%	-	83
Surplus donation	3,447	3,486	1.1%	40	294
Comprehensive result (loss)	4,396	2,740	-37.7%	(1,657)	231
Deferred income tax effect	-	-	0.0%	-	-
Retained earnings (accumulated losses)	(399,954)	(386,647)	3.3%	13,308	(32,659)
From prior years	(352,492)	(399,954)	-13.5%	(47,463)	(33,783)
For the year	(47,463)	13,308	128.0%	60,770	1,124

PEMEX Results Report as of June 30, 2011	15 / 17

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PEMEX

Table 33

PEMEX
Consolidated Statements of Cash Flows

	As of June 30,
	2010	2011	Change		2011
	(Ps. MM)				(U.S.$ MM)
Net income before income taxes	307,484	431,841	40.4%	124,357	36,476
Activities related to investing activities:	48,493	55,312	14.1%	6,819	4,672
Depreciation and amortization	45,771	46,942	2.6%	1,171	3,965
Impairment of properties, plant and equipment	(522)	3,919	850.8%	4,441	331
Profit sharing in non-consolidated subsidiaries and affiliates	(114)	(283)	-148.0%	(169)	(24)
Unsuccessful wells	2,007	2,987	48.9%	980	252
Unsuscribe of properties, plant and equipment	1,352	1,746	29.2%	394	148
Activities related to financing activities:	2,812	(4,303)	-253.0%	(7,116)	(363)
Income (loss) from foreign exchange fluctuations	(19,180)	(17,459)	9.0%	1,721	(1,475)
Interest income (loss)	21,992	13,156	-40.2%	(8,836)	1,111
	358,790	482,850	34.6%	124,060	40,785
Funds provided by (used in) operating activities:	(303,871)	(419,720)	-38.1%	(115,849)	(35,453)
Financial instruments	13,309	(2,662)	-120.0%	(15,970)	(225)
Accounts and notes receivable	(16,291)	(32,353)	-98.6%	(16,062)	(2,733)
Inventories	3,901	(6,803)	-274.4%	(10,704)	(575)
Other assets	(630)	(152)	75.9%	478	(13)
Accounts payable and accrued expenses	3,155	761	-75.9%	(2,394)	64
Taxes payable	(337,614)	(411,789)	-22.0%	(74,175)	(34,783)
Suppliers	(12,304)	661	105.4%	12,965	56
Reserve for sundry creditors and others	4,972	1,722	-65.4%	(3,250)	145
Contributions and payments for employees benefits	37,770	31,575	-16.4%	(6,195)	2,667
Deferred income taxes	(139)	(681)	-391.4%	(542)	(57)
Net cash flow from operating activities	54,919	63,130	14.95%	8,211	5,332
Investing activities:
Acquisition of fixed assets	(84,993)	(62,498)	26.5%	22,495	(5,279)
Net cash flow from investing activities	(84,993)	(62,498)	26.47%	22,495	(5,279)
Cash needs related to financing activities	(30,074)	632	102.1%	30,706	53
Financing activities:
Loans obtained from financial institutions	112,923	67,007	-40.7%	(45,916)	5,660
Interest paid	(21,696)	(12,718)	41.4%	8,978	(1,074)
Principal payments on loans	(106,741)	(87,120)	18.4%	19,621	(7,359)
Net cash flow from financing activities	(15,513)	(32,830)	-111.62%	(17,317)	(2,773)
Net increase in cash and cash equivalents	(45,588)	(32,198)	29.4%	13,389	(2,720)
Cash and cash equiv. at the beginning of the period	159,760	133,587	-16.4%	(26,173)	11,284
Effect of changes in the value of cash	1,949	(1,087)	-155.8%	(3,035)	(92)
Cash and cash equivalents at the end of the period	116,121	100,302	-13.6%	(15,819)	8,472

Table 34

PEMEX
EBITDA Reconciliation

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2010	2011	Change		2011	2010	2011	Change		2011
	(Ps. MM)				(U.S.$ MM)	(Ps. MM)				(U.S.$ MM)
Net loss	(20,105)	9,100	145.3%	29,205	769	(18,662)	13,308	171.3%	31,970	1,124
+ Taxes and duties	154,107	220,577	43.1%	66,470	18,632	326,146	418,533	28.3%	92,387	35,352
- Comprehensive financing result	(30,719)	(3,316)	89.2%	27,403	(280)	(16,487)	5,409	132.8%	21,895	457
+ Depreciation and amortization	23,425	23,382	-0.2%	(44)	1,975	45,771	46,942	2.6%	1,171	3,965
+ Net cost for the period of employee benefits	29,413	28,853	-1.9%	(560)	2,437	58,826	57,705	-1.9%	(1,120)	4,874
EBITDA	217,559	285,228	31.1%	67,669	24,092	428,567	531,080	23.9%	102,513	44,859

PEMEX Results Report as of June 30, 2011	16 / 17

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PEMEX

Table 35

PEMEX Business Segment Information

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Subsidiary Companies and Corporate	Intersegment eliminations	Total
				(Ps. MM )
Six months ending Jun. 30, 2011
Total sales	601,607	336,735	102,424	22,841	585,804	(903,401)	746,010
External clients	-	296,655	63,610	15,201	367,769	-	743,236
Intersegment	601,607	38,357	38,814	7,640	216,521	(902,939)	(0.0)
Revenues from services	-	1,723	-	-	1,514	(462)	2,775
Depreciation and amortization	39,913	4,497	1,639	593	300	-	46,942
Cost of the reserve for employee benefits	19,477	18,534	4,250	4,922	10,522	-	57,705
Gross income (loss)	490,025	(103,511)	4,590	99	28,327	(23,265)	396,264
Operating income (loss)	474,724	(127,203)	(1,024)	(5,297)	6,831	70	348,101
Comprehensive financing result	1,683	(7,462)	2,142	(406)	9,542	(91)	5,409
Taxes and duties	412,559	-	554	6	5,414	-	418,533
Net income (loss)	60,471	(54,640)	1,401	(5,462)	17,928	(6,390)	13,308

As of June 30, 2011
Total assets	1,580,825	596,923	144,075	109,088	1,895,851	(2,924,864)	1,401,899
Current assets	780,678	391,677	100,159	90,258	959,653	(2,008,935)	313,489
Investment in securities	754	157	2,011	-	398,403	(390,407)	10,919
Fixed assets	796,619	204,679	41,701	17,922	9,637	-	1,070,557
Acquisition of fixed assets	52,253	7,678	921	786	106	-	61,743
Total liabilities	1,236,611	665,737	92,623	86,446	1,957,578	(2,535,003)	1,503,992
Current liabilities	441,251	395,367	26,322	21,218	1,321,962	(2,000,279)	205,840
Reserve for employee benefits	239,277	235,562	58,273	64,709	95,118	-	692,940
Equity	344,214	(68,814)	51,453	22,642	(61,727)	(389,861)	(102,093)

Six months ending Jun. 30, 2010
Total sales	486,424	294,232	102,128	21,224	447,700	(730,259)	621,449
External clients	-	259,438	64,061	12,869	282,370	-	618,738
Intersegment	486,424	33,044	38,067	8,355	163,878	(729,769)	-
Revenues from services	-	1,749	-	-	1,452	(490)	2,711
Depreciation and amortization	38,723	4,399	1,763	566	320	-	45,771
Cost of the reserve for employee benefits	19,808	20,016	4,068	5,507	9,427	-	58,826
Gross income (loss)	377,717	(58,201)	6,001	(470)	25,917	(23,885)	327,079
Operating income (loss)	361,421	(82,056)	546	(5,632)	5,408	(1,912)	277,774
Comprehensive financing result	(12,857)	(5,507)	1,369	(207)	716	-	(16,487)
Taxes and duties	322,846	2,205	511	149	436	-	326,146
Net income (loss)	26,791	(45,392)	1,888	(7,643)	(16,985)	22,679	(18,662)

As of December 31, 2010
Total assets	1,539,311	524,632	145,066	89,541	1,818,445	(2,724,280)	1,392,715
Current assets	746,362	322,293	100,421	70,588	917,048	(1,843,282)	313,429
Investment in securities	753	157	1,983	-	333,014	(324,791)	11,116
Fixed assets	789,474	201,827	42,383	17,794	9,911	-	1,061,388
Acquisition of fixed assets	176,348	24,586	3,631	2,217	1,240	-	208,023
Total liabilities	1,249,248	587,355	94,353	80,046	1,894,981	(2,399,485)	1,506,499
Current liabilities	433,339	323,872	29,850	17,323	1,234,287	(1,831,418)	207,254
Reserve for employee benefits	228,030	225,324	55,741	62,105	90,165	-	661,365
Equity	290,063	(62,723)	50,713	9,495	(76,536)	(324,795)	(113,783)

PEMEX Results Report as of June 30, 2011	17 / 17

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/S/ ARTURO DELPECH DEL ÁNGEL

Name: Arturo Delpech del Ángel Title: Associate Managing Director of Finance

Date: August 31, 2011

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.